Exhibit 13 (v) (iv)
AMENDMENT
TO
TRANSFER AGENCY AND BLUE SKY SERVICES AGREEMENT
     This Amendment To the Transfer Agency and Blue Sky Services Agreement, dated as of September 1, 2009 (“Amendment”), is being entered into by and between PNC Global Investment Servicing (U.S.) Inc. (“PNC”) (formerly PFPC Inc.) and BB&T Funds (the “Trust”).
Background
     PNC and the Trust entered into a Transfer Agency and Blue Sky Services Agreement, dated as of December 18, 2006 (the “Agreement”) as amended from time to time, and now wish to amend the Agreement in accordance with the terms herein.
     Capitalized terms used in this Amendment but not expressly defined herein shall have the meanings ascribed to them in the Agreement.
Terms
     In consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the parties hereto agree to all statements made above and as follows:
1. Modifications to Agreement. The Agreement is hereby amended as follows:
(a) The term “Agreement” means “the Agreement as amended by this Amendment”.
(b) New Section 14(o) is hereby added to the Agreement, which shall read in its entirety as follows:
“(o)	AlbridgeCentral. PNC shall provide the Trust access to AlbridgeCentral services pursuant to the terms of Schedule 1 of the Agreement. Schedule 1 is hereby incorporated by reference into the Agreement in its entirety.”
(c) The Agreement is hereby amended and supplemented by adding new Schedule 1 to the Agreement in the form of Schedule 1 attached hereto.
2. Remainder of Agreement. Except as specifically modified by this Amendment all terms and conditions of the Agreement shall remain in full force and effect.
3. Entire Agreement. This Amendment constitutes the final, complete, exclusive and fully integrated record of the agreement of the parties with respect to the subject matter herein and the amendment of the Agreement with respect to such subject matter, and supersedes all prior and contemporaneous proposals, agreements, contracts, representations and understandings, whether written, oral or electronic, between the parties with respect to the same subject matter.
4. Facsimile Signatures; Counterparts. This Amendment may be executed in one or more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Amendment or of executed signature pages to this Amendment by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Amendment.
5. Miscellaneous. The names “BB&T Funds” and “Trustees of BB&T Funds” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Agreement and Declaration of Trust dated as of June 2, 2007 to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of The Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of “BB&T Funds” or any series thereof entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series of shares of the Trust must look solely to the assets of the Trust belonging to such series for the enforcement of any claims against the Trust.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

PNC Global Investment Servicing (U.S.) Inc.		BB&T Funds

By:	/s/ Michael DeNofrio	By:	/s/ Todd M. Miller

Name:	Michael DeNofrio	Name:	Todd M. Miller

Title:	Executive Vice President	Title:	Vice President

SCHEDULE_1
1. Definitions. The terms in quotation marks below shall have the meanings ascribed to them below for purposes of this Schedule 1 only (the “Schedule”). Capitalized words used in this Schedule not defined in this Schedule shall have the meanings ascribed to them elsewhere in the Agreement:
1.1 “Account” means the account of a Shareholder in the Trust or any Portfolio.
1.2 “Documentation” means the documentation materials maintained by PNC which describe the functionalities of a Web Application and provide instructions for the use of that Web Application, as such documentation materials may be updated and modified from time to time by PNC.
1.3 “Financial Intermediary” means any investment advisor, brokerage firm, financial planner or other entity.
1.4 “Inquiry” means any interaction with or action taken with respect to the Web Application initiated by a Financial Intermediary involving Provided Information that is not a Transaction.
1.5 “Party” means the Trust or PNC.
1.6 “PNC” means PNC Global Investment Servicing (U.S.), Inc. and its affiliate, Albridge Solutions, Inc.
1.7 “Portfolio” means any class, tier, series or portfolio of the Trust.
1.8 “Provided Information” means the Trust and Shareholder information and data provided by or on behalf of the Trust to PNC for use on the Web Applications.
1.9 “Services” means those shareholder data and information aggregation services made available by PNC from time to time to Financial Intermediaries through the Web Applications, as such may be updated, revised or amended in PNC’s discretion from time to time.
1.10 “Shareholder” means the record owner of any number of shares of the Trust or any Portfolio.
1.11 “Shareholder Data” means information pertaining to a Shareholder and the Accounts in the Trust or any Portfolio, including non-public personal information (as defined by Regulation S-P) and Transactions.
1.12 “Transaction” means any purchase, sale, redemption, distribution, exchange, transfer or other activity or change in status involving an Account or Account assets initiated by a Financial Intermediary.
1.13 “Web Applications” means the collections of electronic documents, electronic files, content, text, graphics, and software code, including, but not limited to, HTML and XML files, Java and JavaScript files, graphics files, animation files, data files, technology, scripts and programs residing on any computer system(s) maintained by or for PNC Global Investment Servicing (U.S.) Inc., accessible via one or more Internet-based applications operated by or for PNC Global Investment Servicing (U.S.) Inc. (“PNC Applications”) or Albridge Solutions, Inc. (“Albridge Applications,” and together with the PNC Applications, the “Web Applications”), which provide sets of user group-based functionality resident within existing applications operated by or for PNC or new functionality developed by or for PNC.
2. Authorization to Share Information. PNC operates the Web Applications for use by Financial Intermediaries to access and manage the accounts of clients who are shareholders of investment companies or other collective investment vehicles The Trust desires to make available Provided Information via the Web Applications. To that end, the Trust hereby authorizes PNC to make available the Provided Information via the Web Applications and to take all actions consistent with the Documentation for the Services and the Web Applications to facilitate the foregoing.
3. Duties of PNC. PNC shall (i) act reasonably in accordance with the Documentation to facilitate making available Provided Information via the Web Applications on an “as is” basis and shall permit the Trust to make all elections with respect to the Services which the Documentation provides for a Web Application content provider to make, and (ii) provide the Trust at PNC’s standard rates and charges, to the extent requested by the Trust, with Inquiry access to Provided Information via the PNC Applications.
4. Duties of the Trust. The Trust shall maintain, or cause its distributor to maintain, appropriate agreements with DTCC or NSCC, as may be appropriate, including without limitation, agreements with respect to FUND/Speed (or its successors). The Trust shall strictly comply with all Documentation and any specifications contained therein with respect to the Trust’s Inquiry access to the Web Applications via the PNC Applications. The Trust shall communicate with Financial Intermediaries and Shareholders to the extent such is reasonably required for the Services to be performed in accordance with the Documentation. The Trust’s use of Inquiry access to the Web Applications via the PNC Applications shall be conducted in full compliance with any terms of use, restrictions, limitations and indemnities made applicable and disclosed from time to time by PNC to Inquiry users of the PNC Applications. No access to the Web Applications is granted hereunder via the Albridge Applications.
4.1 Authority. (i) Each Party warrants, represents and covenants to the other Party that (a) such Party has the full power, capacity and authority to enter into and perform this Schedule and to make the grant of rights contained herein, including without limitation, with respect to the Trust, the right to grant the licenses contemplated by this Schedule to PNC and the right to provide the Provided Information; and (b) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for its performance hereunder; and (ii) the Trust hereby warrants, represents, and covenants to PNC that (a) the Trust’s performance of this Schedule does not violate or conflict with any agreement to which the Trust is a party; and (b) the execution and delivery of this Schedule, and the performance of its obligations hereunder, have been duly authorized by all necessary corporate action of the Trust, and do not contravene its charter or by-laws.
5. Linking. Each Party hereby grants to the other a royalty-free, nonexclusive, nontransferable and revocable right and license to use such Party’s hyperlink in such Party’s website or the Web Applications, as applicable, in connection with the Services. Each Party shall reasonably cooperate with the other Party concerning the placement, location and destination of such hyperlinks. All rights not expressly granted to a Party under this Section 5 are retained by the Party owning such rights. A Party shall immediately cease using another Party’s hyperlink immediately upon termination of the license granted by this Section 5.
6. Trademarks. Subject to the provisions of this Section 6, each Party hereby grants to the other a non-exclusive, limited license to use such Party’s trademarks, service marks and trade names in connection with the Services or performing this Schedule. All use of trademarks shall be in accordance with the granting Party’s reasonable policies regarding advertising and trademark usage as established from time to time. The Trust hereby grants PNC the right and license to display the Trust’s trademarks, service marks and trade names on the Web Applications and in advertising and marketing materials related to the Web Applications and the Services. PNC hereby grants to the Trust the right and license to display PNC’s trademarks, service marks and trade names on the Trust’s website only to the extent such trademarks, service marks and trade names relate to the Services performed under this Schedule. Each party shall retain all right, title and interest in and to its trademarks, service marks and trade names worldwide, including any goodwill associated therewith, subject to the limited license granted in this Section 6. Use of the trademarks hereunder by the grantee of the trademark license shall inure to the benefit of the trademark owner and grantees shall take no action that is inconsistent with the trademark owner’s ownership thereof.
7. Access and Display License. The Trust hereby grants to PNC a worldwide, royalty-free, non-exclusive right and license to display through the Web Applications, and provide Financial Intermediaries access to, all portions of the Provided Information. Without limiting the generality of the foregoing, the license granted in this Section 7 shall include the right to (i) download and store, copy in on-line and off-line form, reformat, manipulate, distribute, publish, transmit, and display the Provided Information via the Web Applications; and (ii) permit Financial Intermediaries to access and use the Provided Information. The Trust shall have sole responsibility for imposing any desired use restrictions on Financial Intermediaries with respect to Services utilized via the Web Applications by providing notice to PNC. For example, if the Trust elects to participate in Web Applications’ service permitting Transactions, the Trust may notify PNC to restrict a particular Financial Intermediary from initiating Transactions via the Web Applications; provided, however, the Trust acknowledges that PNC does not have the ability, nor shall PNC be obligated hereunder, to restrict Transactions effected by a single natural person Financial Intermediary.
8. PNC Intellectual Property and Proprietary Rights. PNC shall retain title to and ownership of any and all databases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights associated with the Services, the Web Applications and the Applications at any time or from time to time (“Intellectual Property”). The Trust acknowledges and agrees that nothing contained in this Schedule transfers or assigns to the Trust any rights in or to any Intellectual Property. If PNC provides the Trust with any computer software in connection with the Services or PNC’s performance of this Schedule, the Trust shall use said computer software solely for purposes of gaining Inquiry access to a Web Application, and shall not copy, decompile, reverse engineer or otherwise attempt to derive the source files thereto.
9. Fees. For the services provided by PNC pursuant to this Schedule, the Trust shall pay to PNC the fees provided for in the writing referenced in Section 6(a) of the Agreement. Such fees are exclusive of and do not include any taxes, duties, or similar charges. The Trust agrees to pay or reimburse PNC for all federal, state, dominion, provincial, or local sales, VAT, use, personal property, import, export, excise or other taxes, fees, or duties arising out of this Schedule or the transactions contemplated by this Schedule, except that the Trust shall have no liability for taxes on the net income of any other Party. PNC reserves the right to pass through and invoice the Trust for increases in such fees imposed by PNC upon 30 days’ advance notice (such increases not to occur more than once a calendar year) or upon renewal of the Agreement. If the Trust does not consent to such fee increases, then the Trust’s sole and exclusive remedy is to terminate Services under this Schedule and pay all amounts due and owing through the date of such termination.
10. Disclaimer of Warranties. PNC expressly disclaims any warranty that the Web Applications, Applications, Services or specifications related thereto will be accurate, uninterrupted or error free and PNC makes no warranty as to the results obtained from use of the Web Applications, Applications, Services or specifications related thereto. The Web Applications, Applications, Services and specifications related thereto are made available on an “As Is, As Available” basis, and PNC expressly disclaims all warranties, either express or implied, including, but not limited to, warranties of title or non-infringement, or the implied warranties of merchantability or fitness for a particular purpose. Notwithstanding the foregoing, PNC acknowledges that its provision of Services pursuant to this Scheudl remains subject to its obligations set forth in, without limitation, Sections 10 (Disaster Recovery) and 15 (Privacy) of the Agreement.

11. Indemnification. (i) The Trust, at its own expense, will defend and indemnify PNC and its affiliates against any claims, actions, proceedings, liability, loss, damages, costs, or expenses arising out of or in connection with (a) the use by the Trust or the Financial Intermediaries of the Web Applications and/or the Applications or (b) a breach of the Trust’s representations, warranties or covenants under this Schedule; other than claims arising as a direct result of PNC’s or its affiliates’ material and uncured breach of any term of this Schedule or PNC’s or its affiliates’ willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of PNC’s activities under this Schedule. (ii) PNC, at its own expense, will defend and indemnify the Trust and its affiliates against any claims, actions, proceedings, liability, loss, damages, costs or expenses arising out of or in connection with PNC’s or its affiliates’ material and uncured breach of any term of this Schedule or PNC’s or its affiliates’ willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of PNC’s activities under this Schedule.
12. Exclusion of Consequential Damages. Notwithstanding any other provision of this Schedule, neither PNC nor its affiliates shall be liable in connection with services provided under this Schedule for (A) losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; war; terrorism; fire; sabotage; interruption, loss or malfunction of utilities; natural catastrophes; or non-performance by a third party, or (B) consequential, exemplary, punitive, special or indirect losses or damages, or any lost revenues or lost profits, even if advised of the possibility of such. In jurisdictions not permitting full enforcement of the foregoing, PNC’s liability shall be limited to the greatest extent permitted by law.
13. Limitation of Liability. The collective liability of PNC and its affiliates to the Trust for all losses, claims, suits, controversies, breaches or damages arising out of or related to PNC’s obligations under this Schedule, regardless of the form of action or legal theory (“Losses”) shall not exceed the fees received by PNC pursuant Section 9 during the six (6) months immediately prior to the date of the Loss. The Trust acknowledges that this limitation has been taken into account in establishing such fees.
14. Confidential Information.
(a) Either Party may disclose (the “Disclosing Party”) to the other Party (the “Receiving Party”) certain information pursuant to this Schedule that the Disclosing Party considers to be confidential and/or proprietary, including, but not limited to, Provided Information, software machine code or source code, technical processes and formulas, product designs, customer lists, product and business plans, advertising revenues, usage rates, projections, marketing and other data, the terms and provisions of this Schedule, sales, cost, account and other technical, business and financial information, as well as information that the Disclosing Party marks as confidential (“Confidential Information”). Notwithstanding the foregoing, Confidential Information does not include information (i) already known by the Receiving Party without an obligation of confidentiality, (ii) publicly known or which becomes publicly known through no omission or unauthorized act of the Receiving Party, (iii) rightfully received from a third party without any obligation of confidentiality, (iv) independently developed by the Receiving Party without use of the Disclosing Party’s Confidential Information, or (v) approved in advance in writing by the Disclosing Party for disclosure.
(b) The Receiving Party shall make use of the Confidential Information only for the purposes of this Schedule and shall protect the Disclosing Party’s Confidential Information by using the same degree of care, but not less than a reasonable degree of care, to prevent the unauthorized use, dissemination, or publication of the Confidential Information as the Receiving Party uses to protect its own Confidential Information of a like nature. The Receiving Party shall disclose Confidential Information only (i) to those of its officers, directors, employees and auditors with a need to know such Confidential Information, (ii) to those sub-contractors, representatives and consultants with a need to know such Confidential Information who are bound by a written agreement with the Receiving Party to confidentiality obligations no less protective of Confidential Information as provided for in this Schedule; or (ii) as requested or required by court order, applicable law or regulation or any regulatory agency or governmental body having jurisdiction over the Receiving Party.
(c) All Confidential Information shall remain the property of the Disclosing Party, and such Confidential Information and any copies thereof, shall be promptly returned to the Disclosing Party upon request or upon termination of this Schedule or the Services or, at the Disclosing Party’s sole option, destroyed, in which case the Disclosing Party shall be notified promptly in writing when its Confidential Information has been destroyed; provided, however, PNC may retain copies of Confidential Information of the Trust for customary archival, audit and legal purposes (including with respect to compliance with applicable laws and regulations). The furnishing of any Confidential Information between the parties shall not constitute the granting of any right or license to use such Confidential Information except as expressly provided for in this Schedule.
15. Survival. The following Sections of this Schedule shall survive a termination of the Agreement or the Services: 6 – 8 and 10 – 17.
16. Limited Scope of Schedule. The terms of this Schedule shall be construed to apply solely with respect to the rights and obligations of the parties as set forth in this Schedule.
17. Intended Third Party Beneficiary. For the avoidance of doubt, Albridge Solutions, Inc. is an intended third party beneficiary of this Schedule and is entitled to enforce the terms of this Schedule.
[End of Schedule]

Schedule 1
Fees and Payment Schedule
The Trust elects the following fee schedule, as described below (you must initial one):

A. ☑ “Standard” Fee
B. ☐ “No Base” Fee
The Trust acknowledges that it is responsible for the standard DTCC/NSCC fees, which are currently as set forth under C, and is responsible for “Other Fees” described under paragraph D below only to the extent mutually agreed by the Trust and PNC.
A. Web Applications “Standard” Fee

Activity	Fee
1. Base Fee	$25,000/year

2. Per “Click” Fees”:

Inquiry	$0.10

Transaction	$0.50

Account Maintenance	$0.50

Electronic Statements (Click charge only)	$0.10

eDelivery (download only)	$0.50
B. Web Applications “No Base Fee” Structure:

Activity	Fee
1. Base Fee	None

2. Per “Click” Fees:

Inquiry	$0.50

Transaction	$1.00

Account Maintenance	$0.50

Electronic Statements (Click charge only)	$0.50

eDelivery (download only)	$0.50

C. DTCC-Fund/Speed (or its successor) Fees

1. Base Fees:

Fewer than 25 CUSIPS	$250/month

25-99 CUSIPS	$1,000/month

100 or more CUSIPS	$2,500/month
D. Other Fees:
•	Customization Fee: $150/hour
After the one year anniversary of the effective date of this Amendment, PNC may adjust the fees described in the above sections once per calendar year, upon thirty (30) days prior written notice in an amount not to exceed the cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted) — (1982-84=100), published by the U.S. Department of Labor since the last such adjustment in the Trust’s monthly fees (or the effective date absent a prior such adjustment).